Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED REPORTS RESULTS FOR THE
THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026

Monaco, November 12, 2026 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) today reported unaudited financial results for the third quarter (“Q3 2026”) and nine-month period (“9M 2026”) ended September 30, 2026.

FINANCIAL AND OPERATING HIGHLIGHTS

Q3 2026 EARNINGS $16.6 million Net Income | $0.68 per share $12.4 million Adjusted Net Income[1] | $0.51 per share	9M 2026 EARNINGS $31.7 million Net Income | $1.31 per share $34.6 million Adjusted Net Income[1] | $1.43 per share
BALANCE SHEET STRENGTH[2] $141.7 million Cash[3] exceeding Debt[4] $358.2 million Total Liquidity[5] No significant loan maturities until Q4 2031 (post refinancing)[6]	FLEET PROFILE[7] 29 owned vessels 2.6 million DWT 32 chartered-in vessels

OPERATIONAL AND STRATEGIC UPDATES

• Owned-fleet employment and optionality7: 29 owned vessels, 24 of which are on period charters. Based on the current employment of the owned fleet, management estimates that approximately 80% and 52% of the available days for Q4 2026 and Q1 2027, respectively, will be covered by vessels on fixed rate charters (including those that were subsequently converted from an index linked rate). 12 vessels of our fleet are employed under index-linked charter agreements which generally provide the option to convert to a fixed rate based on the prevailing FFA curve. 5 vessels of our fleet are employed under short-term time charter trips.

• Operating platform: The dry bulk operating platform (“CBI”) comprises7 32 third-party chartered-in dry bulk vessels, primarily Kamsarmax/Panamax, the majority of which are employed under fixed-rate charter-out agreements. The platform focuses on shorter-duration employment, retaining flexibility to adjust chartering strategy to the changing market conditions.

1 Adjusted Net Income and the respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare Bulkers financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to “Non-GAAP Measures” and Exhibit I.

2 As of September 30, 2026.

3 Cash denotes Cash and cash equivalents, including restricted cash, of $264.5 million plus margin deposits of $8.9 million relating mainly to FFAs, bunker swaps and EUA futures.

4 Debt denotes the carrying amount of long-term debt, including current and non-current portions, net of deferred financing costs.

5 Liquidity includes Cash (as defined in Footnote 3) and $84.7 million of undrawn funds available under one of our facilities as of September 30, 2026. Access to undrawn funds is subject to the applicable facility terms.

6 Please refer to Debt refinancing update under “Operational and Strategic Updates” section.

7 As of November 10, 2026.

• Fleet renewal – sale of older tonnage: During Q3 2026, the Company completed the sale of the 2009-built Supramax Bermondi, recognizing a gain of approximately $2.5 million and releasing capital from older tonnage while preserving financial flexibility for future opportunities.

• Debt refinancing: The Company has signed commitments for new loan facilities8 totaling $133 million, secured by 18 vessels in its existing fleet, which will refinance all of its existing loan obligations. The new arrangements are expected to reduce financing costs through lower margins and extend debt maturities from Q4 2029 (at the earliest) to between Q4 2031 and Q1 2032. Upon completion of the refinancings, the Company’s unencumbered fleet is expected to increase from 3 to 11 vessels.

MANAGEMENT COMMENTARY

Mr. Gregory Zikos, Chief Executive Officer of Costamare Bulkers Holdings Limited, commented:

“During the third quarter of the year Costamare Bulkers generated net income of about $17 million.

Following the transfer of the Company’s entire legacy trading portfolio to Cargill, we are now operating a Kamsarmax-focused trading platform, currently employing 32 vessels primarily chartered-in on short-term fixed rate charters, some of which include charterers’ extension options.

As part of our fleet renewal program, we recently completed the sale of the 2009-built Supramax Bermondi, recognizing a capital gain of about $2.5 million.

Regarding our balance sheet, we have signed commitments for new loan facilities totaling $133 million, essentially refinancing all our existing debt. The new arrangements are expected to reduce financing costs and extend our debt maturities from 2029 out to 2031-2032, while increasing our unencumbered fleet from 3 to 11 vessels.

With total cash exceeding debt by approximately $142 million, the Company is net cash positive, positioning us favorably to grow countercyclically in a low asset value environment.

The dry bulk market was characterized by heightened volatility during the quarter. In the Capesize segment, an active typhoon season tightened tonnage supply through vessel delays and congestion in China, and the upward market extended into September, supported by strong Guinean bauxite exports despite the rainy season.

The Panamax market remained relatively strong throughout the quarter, although rates briefly corrected in the second half of July as typhoon-related congestion in China eased, the corresponding Capesize market correction reduced support for the Panamax market, and Black Sea disruption weighed on grain flows.

Finally, the Supramax index continued its gradual upward trend, supported by vessel inefficiencies and the strong larger-segment market, notwithstanding a brief correction from late July to mid-August due to a corresponding Capesize correction and escalating Black Sea disruptions.”

8 Subject to final documentation.

ABOUT COSTAMARE BULKERS HOLDINGS LIMITED

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. As of November 10, 2026, Costamare Bulkers’ owned dry bulk fleet consisted of 29 vessels with a total carrying capacity of approximately 2.6 million DWT. Costamare Bulkers also owns a dry bulk operating platform, CBI, which charters in and charters out dry bulk vessels, enters into contracts of affreightment and forward freight agreements and may utilize other hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB.”

FORWARD-LOOKING STATEMENTS

This earnings release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “could,” “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581) under the caption “Risk Factors”. All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

COMPANY CONTACTS

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Bulkers Holdings Limited, Monaco | Tel: (+377) 92 00 1745 | Email: ir@costamarebulkers.com

FINANCIAL SUMMARY9

Expressed in thousands of U.S. dollars, except per-share data	Q3 2026	Q3 2025	9M 2026
Total voyage revenue*	$131,507	$222,874	$354,625
Net Income*	$16,564	$7,354	$31,667
Weighted average number of shares	24,302,148	24,241,640	24,242,311
Earnings per share	$0.68	$0.30	$1.31
Adjusted Net Income[10]	$12,434	$473	$34,646
Adjusted Earnings per Share[10]	$0.51	$0.02	$1.43

* The decrease in Total voyage revenue and the improvement in Net Income in Q3 2026 vs Q3 2025 reflect, among other factors, the significant downsizing of the operating platform fleet following the agreement of the previously announced transaction (signed in the end of Q3 2025) with Cargill International S.A. (“Cargill”), together with actions taken to reduce the operating platform’s operating expenses.

NON-GAAP MEASURES

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they exclude certain items that affect comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance.

The non-GAAP measures presented herein include Adjusted Net Income, Adjusted Earnings per Share, TCE Revenue, TCE Revenue allocated to the owned dry bulk fleet and Owned-Fleet TCE per Day. These measures should be viewed in addition to, and not as alternatives for, Total voyage revenue, Net Income / (Loss), Earnings / (loss) per share or other measures determined in accordance with GAAP, and may not be comparable with similarly titled measures used by other companies. Supplemental financial data and corresponding reconciliations to the most directly comparable GAAP measures for the relevant period are included in Exhibits I and II.

9 Costamare Bulkers became an independent publicly traded company upon its spin-off from Costamare Inc. on May 6, 2025, prior to which it did not operate as a separate legal entity. Accordingly, the results for the nine-month period ended September 30, 2026 are not comparable to the corresponding period of 2025, and respective comparative figures are not presented.

10 Adjusted Net Income and Adjusted Earnings per Share are non-GAAP measures. Refer to “Non-GAAP Measures” and Exhibit I for the definitions and reconciliations.

EXHIBIT I - ADJUSTED NET INCOME AND EPS RECONCILIATIONS

Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share

Expressed in thousands of U.S. dollars, except share and per-share data	Q3 2026	Q3 2025	9M 2026
Net Income	$16,564	$7,354	$31,667
Accrued charter revenue	10	1	10
Deferred charter-in expense	(539)	91	(1,392)
Amortization of time-charter assumed	(383)	-	(691)
General and administrative expenses - non-cash component	1,320	869	3,319
Non-recurring, non-cash write-off of loan deferred financing costs	34	157	200
Non-recurring expenses for realignment of operating platform	158	-	5,782
Unrealized gain on derivative instruments (mark-to-market)[11]	(4,730)	(7,999)	(4,249)
Adjusted Net Income	$12,434	$473	$34,646
Weighted average number of shares	24,302,148	24,241,640	24,242,311
Adjusted Earnings per Share*	$0.51	$0.02	$1.43

* Per-share amounts are calculated using the weighted average number of shares shown above. Amounts may not recalculate precisely due to rounding.

Adjusted Net Income and Adjusted Earnings per Share adjust Net Income for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, amortization of time-charter assumed, the non-cash component of general and administrative expenses, non-recurring, non-cash write-offs of loan deferred financing costs, non-recurring operating-platform realignment expenses and unrealized gains or losses on derivative instruments, as detailed below. “Accrued charter revenue” represents the difference between cash received during the period and revenue recognized during the period on a straight-line basis at the charter’s average rate. However, Adjusted Net Income and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income and Adjusted Earnings per Share generally eliminates the effects of the accounting, effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Previously, the Company’s calculation of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per Share included adjustments for any gain/loss incurred in connection with the sale of vessels and for any loss on vessels held for sale. As the Company’s fleet management activities may, subject to market and other conditions, periodically include the sale of dry bulk vessels, the Company no longer includes such adjustments in its calculation of these non-GAAP measures beginning with the results for the quarter ended March 31, 2026. Accordingly, the previously reported figures for the quarter ended September 30, 2025 have been recast to account for this change. We believe this updated methodology provides a more meaningful view of the Company’s operating performance.

11 The mark-to-market adjustment reflects the change in the fair value of each derivative instrument being the unrealized component of the gain or loss on derivative instruments recognized in the consolidated Net Income. Such unrealized losses are added back and such unrealized gains are deducted; realized derivative gains and losses remain included in Adjusted Net Income. This relabeling does not change the adjustment methodology. It does not imply that associated collateral or margin movements have no cash-flow effect.

EXHIBIT II - OWNED-FLEET OPERATING DATA AND TCE CALCULATION

Owned-Fleet Operating Data

Metric	Q3 2026	Q3 2025	9M 2026
Average owned vessels	29.5	35.5	29.9
Ownership days - owned fleet	2,716	3,270	8,173
Available days - owned fleet	2,594	3,259	7,851
Owned-fleet utilization(1)	94.8%	98.4%	97.1%
Daily vessel operating expenses - owned fleet(2)	$6,161	$5,899	$6,097
Vessels completing dry-docking / special survey	4	—	7

(1) We calculate utilization of our owned dry bulk fleet (including owned vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which include repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

(2) We calculate daily vessel operating expenses as vessels’ operating expenses for the period over the ownership days of the period.

Reconciliation of Total Voyage Revenue to TCE Revenue and Owned-Fleet TCE per Day

Expressed in thousands of U.S. dollars, except days and per-day data	Q3 2026	Q3 2025	9M 2026
Total Voyage Revenue*	$131,507	$222,874	$354,625
Less: Voyage Expenses*	(34,617)	(65,781)	(87,834)
Less: Voyage Expenses – Related Parties*	(831)	(3,009)	(2,622)
TCE Revenue	$96,059	$154,084	$264,169
Less: TCE Revenue allocated to CBI	(50,534)	(117,247)	(136,728)
Add: TCE Revenue earned by the owned fleet from chartering-out owned vessels to CBI	-	$8,842	$364
TCE Revenue allocated to the owned dry bulk fleet	$45,525	$45,679	$127,805
Owned-fleet available days	2,594	3,259	7,851
Owned-Fleet TCE per Day	$17,550	$14,016	$16,279

* The decrease in Total Voyage Revenue, Voyage Expenses and Voyage Expenses – Related Parties in Q3 2026 versus Q3 2025 reflects, among other factors, the significant downsizing of the operating platform fleet following the agreement of the previously announced transaction with Cargill (signed in the end of Q3 2025).

TCE Revenue is calculated as Total Voyage Revenue from the employment of our owned fleet and third-party chartered-in vessels, less Voyage Expenses and Voyage Expenses - Related Parties. Voyage expenses primarily consist of port and canal charges, fuel costs, EUAs and FuelEU Maritime expenses and commissions to counterparties, third parties or related parties that are unique to a particular charter. We believe that the presentation of TCE revenue is useful to investors because it allows for a uniform comparison of voyage revenues generated under both voyage and time-charter agreements. Charter-in hire expenses are not deducted in TCE Revenue; TCE is therefore not a measure of the CBI operating platform's net profit.

TCE Revenue allocated to the owned dry bulk fleet is calculated by deducting TCE Revenue allocated to CBI from the total TCE Revenue, and adding any TCE Revenue earned by our owned dry bulk vessels that are chartered out to CBI. Owned-Fleet TCE per Day is TCE Revenue allocated to the owned dry bulk fleet divided by the corresponding number of available days during the relevant period.

TCE rate per day is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. We believe that the presentation of our Owned-Fleet TCE per day is useful to investors because it shows only the performance of our owned fleet, which is more directly comparable from period to period than our chartered-in fleet because the composition of our chartered-in fleet changes more significantly from period to period.